Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT” or “Granite”)

Report of Voting Results for Annual General Meeting of Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual general meeting (the “Meeting”) of holders of units (“Units”) of Granite REIT held on June 5, 2025.

A total of 46,975,817 Units (76.33% of outstanding Units) were represented in person or by proxy at the Meeting.

1.

Each of the nominees listed in Granite REIT’s Management Information Circular dated April 10, 2025 were elected as trustees of Granite REIT to hold office until the next annual general meeting or until their successors are duly elected or appointed. The outcome of the vote was as follows:

	As Trustee of Granite REIT
Nominee	Votes For	%	Votes Withheld	%
Peter Aghar	46,720,611	99.96	16,451	0.04
Robert D. Brouwer	46,718,253	99.96	18,809	0.04
Remco Daal	46,719,851	99.96	17,211	0.04
Kevan Gorrie	46,718,854	99.96	18,208	0.04
Fern Grodner	46,702,622	99.93	34,439	0.07
Kelly Marshall	46,719,233	99.96	17,829	0.04
Al Mawani	46,714,661	99.95	22,400	0.05
Sheila A. Murray	46,118,510	98.68	618,552	1.32
Emily Pang	46,687,172	99.89	49,890	0.11
Jennifer Warren	46,704,550	99.93	32,512	0.07

2.	Deloitte LLP was re-appointed as auditor of Granite REIT until the next annual general meeting or until a successor is appointed. The outcome of the vote was as follows:

	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditor of Granite REIT	46,821,711	99.67	154,106	0.33

3.	The non-binding advisory resolution on Granite REIT’s approach to executive compensation was passed as follows:

	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	45,335,704	97.00	1,401,356	3.00

DATED as of this 5th day of June, 2025.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(signed) “Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer